BEMA GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarters ended March 31, 2006 and 2005
(all tabular amounts are expressed in thousands of US dollars except per share and per ounce amounts)

This Management’s Discussion and Analysis has been prepared as at May 12, 2006 and contains certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results, construction and production scheduling and other future plans and objectives of Bema Gold Corporation (“the Company” or “Bema”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2006 and the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2005.

RESULTS OF OPERATIONS
First Quarter 2006 and 2005
Gold revenue for the first quarter of 2006 increased by 119% over the same period in 2005 to $47.1 million on sales of 87,095 ounces. The increase was attributable to the recommencement of commercial production at the Refugio Mine which occurred in the fourth quarter of 2005 and to a $125 per ounce increase in the average realized gold price to $540 per ounce. Mine operating earnings improved to $6.3 million in the quarter compared to a mine operating loss of $9.3 million in the same period last year. The Company’s consolidated gold production was 89,510 ounces in the quarter at a total cash cost of $371 per ounce which was $49 per ounce lower than in the prior year period. Cash flow from operations, before changes in non-cash working capital, was $8 million in the quarter and was $13.8 million higher than in the corresponding period in 2005.

The adjusted net loss for the first quarter of 2006 was $2.6 million ($0.01 per share) compared to an adjusted loss of $14.6 million in the same period last year ($0.04 per share). The adjusted net loss excludes unrealized non-hedge derivative losses, stock-based compensation expense and future income taxes. For the first quarter of 2006, under Canadian GAAP, the Company reported a net loss of $35.5 million ($0.078 per share) compared with a net loss of $14.8 million ($0.037) in the prior year’s period. The GAAP net loss in the quarter included a $30.4 million unrealized non-hedge derivative loss resulting from the mark-to-market adjustment of the Company’s non-hedge derivative financial instruments. Realization of this mark-to-market adjustment will depend on various factors including future gold and silver spot prices, lease rates and volatility. If these derivative contracts had qualified for hedge accounting under Canadian GAAP, the $30.4 million would not have been expensed to the Company’s operating results. The Company believes that its derivative contracts are effective cash flow hedges. For example, future derivative losses, if incurred, will only be realized on the maturity date of the contracts over the next seven to eight years and will be offset against a portion of future production. Realized non-hedge derivative gains and losses are considered to be a better indicator of the actual effects of derivative contracts on the Company’s performance. The Company is required to use derivative financial instruments under project loan documents to manage its exposure to fluctuations in the market price of gold and silver. However, the Company’s entire committed gold contracts represent only 4.5% of the estimated mineral reserves and measured and indicated mineral resources resulting in excellent exposure to any increases in metal prices.

The GAAP net loss in the first quarter of 2005 was mainly the result of a $3.1 million loss provision applied to a portion of the carrying value of the Company’s net smelter royalty interest in the Lo Increible property in Venezuela and $4.2 million of Refugio Mine start-up costs expensed prior to the recommencement of mine operations. Also in the first quarter of 2005, the Julietta and Petrex mine operations were both negatively impacted by lower gold grades which resulted in an overall higher operating cost per ounce of gold produced.

Summary of Unaudited Quarterly Results:

	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Gold revenue	47,071	37,036	27,146	22,357	21,478	26,445	24,852	21,150
Mine operating earnings (loss)	6,282	1,204	(5,822)	(5,723)	(9,274)	(11,152)	(4,559)	(7,782)
Net earnings (loss)	(35,458)	(28,921)	(24,875)	(12,345)	(14,816)	(44,649)	(21,550)	745
Net earnings (loss) per
common share - basic	(0.078)	(0.064)	(0.062)	(0.031)	(0.037)	(0.120)	(0.059)	0.002
Cash from (to) operations before
changes in non-cash working
capital	7,969	6,103	(3,994)	(4,506)	(5,856)	(5,460)	14,604	(7,230)
Cash from (to) operations	2,696	2,169	(2,005)	(6,999)	(9,070)	(6,668)	13,478	(10,752)

Gold revenue
Gold revenue increased by 119% in the first quarter of 2006 over the same period in 2005 due to a 68% increase in the number of ounces of gold sold, as the Refugio Mine recommenced operations in the fourth quarter of 2005, and to the higher gold price received. The average gold price realized of $540 per ounce in the quarter was 30% (or $125 per ounce) higher than the average price received of $415 per ounce in the first quarter of 2005.

The Refugio Mine accounted for $17.4 million of gold revenue from the sale of 31,887 ounces at an average price of $544 per ounce (net of hedge losses of $0.4 million) while $11.2 million was contributed by the Julietta Mine (net of hedge losses of $0.7 million) from the sale of 21,576 ounces at an average price of $520 per ounce. In addition, the Petrex Mines accounted for $18.5 million of revenue from the sale of 33,632 ounces at an average price of $550 per ounce. The spot price of gold averaged $554 and $424 per ounce in the first quarter of 2006 and 2005, respectively.

	First Quarter 2006			First Quarter 2005
	Gold sold	Revenue	Avg. realized	Gold sold	Revenue	Avg. realized
	in ounces	$	$/ ounce	In ounces	$	$/ ounce

Refugio	31,887	17,358	544	-	-	-
Julietta	21,576	11,210	520	14,084	5,519	392
Petrex	33,632	18,503	550	37,708	15,959	423

	87,095	47,071	540	51,792	21,478	415

Operations
Gold production was 89,510 ounces in the quarter, a 62% increase over the same period in 2005 of which 58% was attributable to the recommencement of the Refugio Mine. The Company’s operating and total cash costs per ounce for the period were $345 and $371, respectively, compared with $405 and $420 in the prior year period.

	First Quarter 2006			First Quarter 2005
	Gold	Operating	Total	Gold	Operating	Total
	production	cash cost	cash cost	production	cash cost	cash cost
	in ounces	$/ ounce	$/ ounce	in ounces	$/ ounce	$/ ounce

Refugio	32,150	302	328	-	-	-
Julietta	25,132	230	287	16,300	270	323
Petrex	32,228	479	479	39,043	461	461

	89,510	345	371	55,343	405	420

Refugio Mine
The Refugio Mine had a mine operating profit of approximately $5 million for the quarter ended March 31, 2006. During the quarter, the Refugio Mine produced 64,300 ounces of gold (the Company’s 50% share was 32,150 ounces) at an operating and total cash cost per ounce of $302 and $328, respectively. This compares to budget of 64,084 ounces of gold at an operating and total cash cost per ounce of $263 and $287, respectively. Total operating costs were over budget mainly due to additional contract personnel who remain on site while final construction is being completed. Additional lime and cyanide were also consumed during the quarter to adjust the pH and to free cyanide levels in the older sections of the heap. This was a one time cost and consumption levels have now returned to normal levels.

Construction at the Refugio Mine was essentially completed in 2005 and is expected to be fully completed by the end of May. This will result in contract personnel being reduced to planned levels, thereby reducing operating costs. The majority of the additional contract personnel are currently working on plant cleanup as the dust extraction units are not fully on line which also requires additional maintenance personnel.

Ore crushed and stacked on the heap was 10% below budget as broken ore inventories were not properly maintained and full tonnages were not available to the crushing plant in February. This has now been resolved and should not be an issue in the future. The ore grade was also below budget for the quarter as a result of the mine plan not being properly executed which is expected to result in gold production also being somewhat below budget in the second quarter of 2006.

During the first quarter of 2005, the Company’s 50% share of costs at the Refugio Mine relating to preparation for the recommencement of mining operations totalled $4.2 million. These costs included such items as the hiring and training of operations personnel, and repairs to the leach pads, ponds and recovery plant. Care and maintenance costs and operating expenditures incurred during the recommencement and commissioning period of the Refugio Mine were expensed to operations as incurred.

Julietta Mine
The Julietta Mine had a mine operating profit of approximately $1.1 million in the first quarter of 2006 compared to a mine operating loss of $1.6 million in the first quarter of 2005. Gold production was 25,132 ounces in the quarter and increased by 54% over the same period in 2005 due to a 41% improvement in gold grade coupled with better mill recoveries.

Gold production in the quarter was on budget with a total cash cost of $287 per ounce being approximately 11% over the original budget. Operating costs were over the original budget in the quarter due to higher than anticipated labour and milling costs. Labour costs were unfavorable as a result of overtime costs as well as a delay in completing budgeted labour reductions. Milling costs were higher due to 5% more tonnage being processed than budget and to a delay in installation of reagent handling and mixing systems designed to reduce reagent consumption. This equipment is currently being received at the site with installation now scheduled for the third quarter of 2006.

Petrex Mines
The Petrex Mines had a mine operating profit of $123,000 for the first quarter of 2006 compared to a loss of $3.1 million in the same quarter in 2005. The increase in mine operating profit was due to higher realized gold prices. Gold production from the Petrex Mines totalled 32,228 ounces in the quarter at a total cash cost of $479 per ounce compared to a forecast of 34,999 ounces for the quarter at $452 per ounce. Actual gold production was 17% lower and total cash cost per ounce was 4% higher, respectively, than in the same period in 2005. Operating costs continue to remain high at the Petrex Mines mainly as a result of the strength of the South African rand versus the U.S. dollar. The Company is continuing to pursue opportunities to improve the economics of the Petrex Mines through joint ventures or consolidations with other mining companies in the East Rand area.

The shortfall in production in the first quarter of 2006 was directly related to three events. In January, underground mining crews were shorthanded as a significant number of workers did not return to their jobs after the Christmas break which is a common occurrence in South Africa. However, a greater than expected number of workers did not return and over 500 replacements had to be hired and trained. In February, unusually heavy rains caused flooding at two of the underground operations. At Shaft #9, flooded areas are still being cleaned up and equipment damaged by the flooding is being repaired. Also in February, there was a mine wide illegal strike action. This action was not supported by the National Union of Mine Workers. The result was over a full week of lost production from all underground operations. To compensate for the lost ore production from underground, additional low grade surface dump material was fed to the plant. This resulted in a sharp decrease in the average mill feed grade for the period.

On May 3, 2006, the Company announced that its 100% owned subsidiary Bema Gold SA (Pty) Limited (“Bema SA”, owner/operator of the Petrex Mines) has signed a memorandum of understanding (“MOU”) with Pamodzi Resources (Pty) Limited (“Pamodzi”). Under the terms of the MOU, Pamodzi can earn up to 51% of Bema SA by investing a minimum of ZAR50 million ($8.3 million) in cash and by vending additional assets into Bema SA. The objective of this agreement is: to improve the economics of the Petrex Mines and increase production by investing in underground development work to access higher grade ore, and to qualify Bema SA as a Black Economic Empowerment Company (“BEE”) under South African laws. It is the intent of Bema SA and Pamodzi to list this new entity on the Johannesburg Stock Exchange in the near future with an ultimate goal of consolidating with other mining interests in the East Rand mining district. This agreement is subject to certain conditions, including due diligence, Board and regulatory approvals and formal documentation.

Pamodzi is a black empowerment resources company controlled by historically disadvantaged South Africans. Pamodzi’s ownership of more than 26% of Bema SA will allow Bema to convert its old order mining rights to new order mining rights well before the deadline imposed by law. As the new company will qualify as a BEE entity and subject to Pamodzi completing the purchase of up to 51% of Bema SA, a BEE controlled entity, it is expected that additional opportunities will potentially be available to the new company that would not have otherwise been available to Bema SA.

Depreciation and depletion
Depreciation and depletion expense increased by $3.6 million in the first quarter of 2006 compared with the first quarter of 2005. The Refugio Mine which recommenced operations in the fourth quarter of 2005 accounted for $1.9 million of the increase. In addition, depreciation and depletion expense was approximately $1.7 million or 75% higher at the Julietta Mine, as gold sales at Julietta increased by 54% over the same period in 2005 and also due to a higher depreciation charge per ounce of gold produced at the Julietta Mine.

Other expenses (income)
General and administrative
General and administrative expense was $0.6 million greater than in the prior year period due to management bonuses paid during the quarter and also to the weakening U.S. dollar and costs associated with increased corporate activities, including costs associated with compliance with the Sarbanes-Oxley Act.

Interest and financing costs
Interest expense, net of amounts capitalized, was approximately $1.5 million in the first quarter of 2006 (Q1 2005 - $1.1 million) and consisted mainly of $0.5 million relating to the Petrex project loans (2005 - $0.3 million), $0.2 million (Q1 2005 - $0.2 million) to the Refugio capital equipment leases, $0.2 million to the Refugio working capital loans (Q1 2005 – nil) and $0.6 million (Q1 2005 - $0.4 million) to the accretion expense on the $70 million of convertible notes maturing February 26, 2011. In the first quarter of 2006, amortization of deferred financing costs, net of amounts capitalized, totalled $0.1 million (Q1 2005 - $0.1 million).

Interest and financing costs capitalized to the development of the Kupol property during the first quarter of 2006 totalled $4.8 million (Q1 2005 - $1.4) and consisted of $2.8 million relating to interest expense on the Kupol bridge loan facility (Q1 2005 - $0.6 million), $0.5 million to the accretion expense on the $70 million of convertible notes (Q1 2005 - $0.5 million), $1 million to commitment fees for the Kupol project loan (Q1 2005 – nil) and $0.5 million to the amortization of deferred financing costs (Q1 2005 - $0.3 million), mainly relating to the Kupol bridge loan.

In the first quarter of 2005, approximately $0.3 million of interest and financing costs were capitalized to the development of the Refugio Mine.

Stock-based compensation
During the quarter ended March 31, 2006, 1.97 million stock options were granted to employees with an exercise price of Cdn.$4.35 per share, expiring on February 13, 2011. The exercise price of these options was determined by the market price of the shares at the date of grant. One-third of the options granted vested and became exercisable immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date. The fair value of the options granted in the quarter was estimated at approximately $2.2 million at the date of grant using the Black-Scholes option pricing model. Approximately $1 million of the $2.2 million fair value amount was expensed in the quarter and the remaining $1.2 million will be charged to operations over the vesting period. Also included in the stock-based compensation expense was approximately $0.4 million relating to options granted during 2005 and 2004 that vested in the quarter.

As at March 31, 2006, approximately $1.9 million of the fair value of stock options previously granted remains to be expensed.

General exploration
General exploration expense in the first quarter of 2006 totalled $185,000 (Q1 2005 - $269,000) relating to general reconnaissance activities. The Company expenses grass-roots exploration costs involved in the evaluation of a property. Exploration costs associated with properties that are acquired or are expected to be acquired are capitalized to property, plant and equipment.

Foreign exchange gains and losses
The Company recorded a net foreign exchange gain of $0.4 million in the first quarter of 2006, primarily on the Company’s Canadian dollar denominated cash balances, as the Canadian dollar strengthened slightly against the U.S dollar during the quarter.

During the first quarter 2005, the Company recorded a net foreign exchange gain of $161,000 consisting of a foreign exchange gain of $1.1 million (mainly on the Petrex rand denominated working capital loan facility) as the rand weakened from 5.62 rand to the U.S. dollar at December 31, 2004 to 6.23 rand at March 31, 2005, offset by a foreign exchange loss of approximately $1 million on the Company’s Canadian dollar denominated cash balances as the Canadian dollar weakened slightly against the U.S dollar during the quarter.

Non-hedge derivative gains and losses
During the quarter ended March 31, 2006, the unrealized non-hedge derivative loss of $30.4 million (Q1 2004 - $1.6 million) resulted from the mark-to-market adjustment required to be applied to the carrying value of the Company’s derivative instruments that do not qualify for hedge accounting, based on spot prices of $582 per ounce for gold and $11.75 per ounce for silver at March 31, 2006. At March 31, 2006, $54 million of the $102 million unrealized fair value derivative liability recorded on the balance sheet related to the contingent forward sales contracts assigned to Petrex, which are non-recourse to Bema.

In the quarter, the Company incurred realized non-hedge derivative losses of $3.8 million compared with realized non-hedge derivative gains of $1.7 million in same period in 2005.

Write-down of net smelter royalty interest
In the first quarter of 2005, the Company re-assessed the recoverability of the carrying value of its 1% net smelter royalty interest in the Lo Increible property in Venezuela and determined that as a result of the uncertainty surrounding the economic viability of the ore from the La Victoria deposit (located within the Lo Increible property) as reported by Crystallex International Inc., a write-down of $3.1 million relating to the La Victoria portion of the net smelter royalty interest would be required.

Future income tax recovery
The current income tax expense of $0.9 million in the first quarter of 2006 consisted mainly of a net profits tax on the Julietta Mine operations of $0.7 million and withholding tax of $0.2 million accrued on interest charged by the Company on loans made to the Refugio Mine joint venture company, Compania Minera Maricunga (“CMM”). The future income tax expense of $1 million in the quarter related to interest and financing costs capitalized to the Kupol property.

In the first quarter of 2005, the Company recorded a future income tax recovery of $2.2 million which was mainly due to a $1.5 million future income tax recovery relating to the renunciation of flow-through exploration expenditures in February 2005 as well as a future income tax recovery relating to an unrealized foreign exchange loss incurred at one of the Company’s foreign subsidiaries.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The Company’s accounting policies are described in Note 2 to the annual audited Consolidated Financial Statements. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

-      Use of estimates;
-      Impairment assessment of the carrying value of property, plant and equipment;
-      Asset retirement obligations;
-      Future income tax assets and liabilities;
-      Depreciation, depletion and amortization;
-      Valuation of derivative instruments; and
-      Consolidation of variable interest entities.

Use of estimates
The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas where management’s judgment is applied include: asset and investment valuations, mineral reserve determination, in-process inventory quantities, plant and equipment lives, contingent liabilities, asset retirement obligations, tax provisions and future income tax balances.

Impairment assessment of the carrying value of property, plant and equipment
The Company reviews and evaluates the recoverability of the carrying values of property, plant and equipment and net smelter royalty interests when events and circumstances suggest impairment. Estimated future net cash flows, on an undiscounted basis, from each mine and development property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and the portion of mineralization expected to be classified as reserves); estimated future gold prices (considering historical and current prices, price trends and related factors); and operating capital and reclamation costs. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying value. Reductions in the carrying value of the property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the carrying value.

At December 31, 2005, the Company determined that there was no impairment to the carrying value of the Julietta Mine based on the mine’s updated reserve and resource model. In testing for impairment the Company used 100% of the Julietta Mine reserves and 75% of the resources. Although no impairment was determined at this point in time, results could vary significantly depending on the continuing success of the Company’s exploration drill program in converting resources to proven and probable reserves and in replacing its resources. However, due to the number of high quality exploration targets within the mine license area of the Julietta Mine, management believed that a valuation based on a percentage of resources in excess of 50% was warranted, resulting in no impairment. As well as gold price movements, future valuations for the Julietta Mine will be heavily dependent on the success of the ongoing exploration program to locate additional reserves and resources. In the event that additional reserves and resources are not located in the future, the carrying value of the Julietta Mine may be impaired and such impairment could be material.

Asset retirement obligations
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgments and estimates are made when estimating the nature and costs associated with asset retirement obligations. Cash outflows relating to the obligations are incurred over periods ranging from 5 to 15 years. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the asset retirement obligations could materially change from period to period due to changes in the underlying assumptions. In addition, the asset retirement obligation relating to the Petrex Mines in South Africa, which is based on management’s best assessment at a point in time, may change significantly as the laws governing the environment in South Africa have not been well defined.

Future tax assets and liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.

Depreciation, depletion and amortization
The Company amortizes its mine property, plant and machinery over the estimated life-of-mine using the unit-of-production method based on proven and probable reserves and the portion of mineralization expected to be classified as reserves. The most significant estimate that affects these accounting policies is the estimation of the reserves. The process of estimating reserves requires significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. Changes in reserve quantities, including changes resulting from gold price and exchange rate assumptions, would cause corresponding changes in amortization expense in periods subsequent to the revision, and could result in an impairment of the carrying value of the property, plant and equipment.

Valuation of derivative instruments
Derivative financial instruments that do not qualify for hedge accounting under AcG-13 are required to be marked-to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statement of operations.

The Company has derivative contracts that qualify and some that do not qualify for hedge accounting. With respect to the latter, material changes in the mark-to-market value of these derivative contracts could occur at each balance sheet date depending on changes to the spot price of gold and silver.

Consolidation of Variable Interest Entities
Effective January 1, 2005, the Company adopted CICA accounting guideline 15 - Consolidation of Variable Interest Entities which required the consolidation of Variable Interest Entities (“VIEs”) by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The Company had determined that adoption of the new guideline did not have any impact on the Company’s reported results.

LIQUIDITY AND CAPITAL RESOURCES
The Company ended the quarter with $31.2 million in cash and cash equivalents compared to $76.3 million as at December 31, 2005. The Company’s working capital at March 31, 2006 was $14 million compared to working capital of $61.3 million at December 31, 2005.

At December 31, 2005, Petrex was in breach of several loan coverage ratios and was not expected to meet some of its loan coverage ratios in 2006. As a result, the entire outstanding balances of the Petrex project loan facility and the rand denominated working capital facility, totalling approximately $20 million, have been classified as current liabilities on the consolidated balance sheet as at March 31, 2006 and December 31, 2005. The revised repayment schedule has yet to be formally documented, but is expected to be set at a level dependent upon the cash flows from the Petrex Mines available for debt service. The Petrex debt facilities are non-recourse to Bema.

Subject to earlier repayment of the Kupol bridge loan facility from a portion of the proceeds of the planned Kupol project construction debt financing, amounts drawn on the facility above $100 million had an original maturity date of March 31, 2006, while the remaining amounts will mature on July 21, 2006. In the second quarter of 2006, Bayerische Hypo- und Vereinsbank AG ("HVB") agreed to extend the maturity date to July 21, 2006 with respect to the amounts drawn on the facility above $100 million. As consideration for this extension, the Company will issue 250,000 share purchase warrants to HVB, each warrant entitling HVB to purchase one common share of Bema at a price of $5.73 per share until 5 years after the issue date.

As the bridge loan facility is required to be repaid from a portion of the proceeds from the Kupol project loan which is expected to occur in the second quarter of 2006, the amount owing under the bridge loan facility has been presented as a long-term liability on the consolidated balance sheets at March 31, 2006 and December 31, 2005.

Subsequent to the quarter end, the Company drew down $19.5 million of the IFC “C” loan for the development of the Kupol gold and silver project. The Company is targeting the initial draw down of the main project loans for May 2006.

Operating activities
Cash flow from operations, before changes in non-cash working capital, was $8 million in the quarter and was $13.8 million higher than in the corresponding period in 2005. The Refugio Mine provided cash of $6.8 million and the Julietta Mine and Petrex Mines generated cash of $5.1 million and $1.9 million, respectively. Cash provided by mining activities was partly offset by cash required for corporate general and administrative costs and also for realized non-hedge derivative losses.

For the first quarter of 2005, the Company’s cash to operating activities, before changes in non-cash working capital, was a net cash outflow of $5.8 million. This net cash outflow in the quarter was mainly attributed to the Refugio Mine start-up costs and to corporate general and administrative expenses as cash generated by the Julietta Mine and Petrex Mines during the first quarter of 2005 was $710,000 and $1.3 million, respectively.

Financing activities
During the first quarter of 2006, CMM made capital lease repayments totalling $3.4 million (the Company’s 50% share - $1.7 million) in connection with the Refugio mining fleet which has been leased, consisting of two payments of $1.7 million each. One of these lease payments had initially been due on December 15, 2005 but was deferred until the first quarter of 2006 due to the delayed startup at the Refugio Mine. In addition, CMM repaid a $1.1 million (the Company’s 50% share -$0.6 million) operating line of credit during the quarter.

During the three months ended March 31, 2006, the Company received proceeds of $2.1 million from the exercise of stock options.

On January 9, 2006, the Company received $2 million from Consolidated Puma Minerals Corp. (“Puma”), a 40% owned affiliate of Bema, as partial repayment of promissory notes previously issued to the Company, leaving a balance owing to the Company of $1.7 million as at March 31, 2006.

On January 6, 2006, pursuant to a financial advisory agreement previously entered into, the Company issued 1,964,924 common shares to Endeavour Financial Corporation (“Endeavour”) in satisfaction of advisory success fees owing in the amount of $5,431,250. These fees were payable to Endeavour in connection with their assistance in structuring, sourcing, negotiating and closing the Kupol project loans. The issuance of these common shares did not result in any additional cash to the Company. The amount of $5,431,250 had previously been disclosed as convertible debt within shareholders’ equity on the consolidated balance sheet as at December 31, 2005.

During the first quarter of 2005, the Company drew down an additional $4 million on the Kupol bridge loan facility.

The following are the Company’s contractual obligations as at March 31, 2006:

Contractual obligations	Total	2006	2007	2008	2009	2010	2011+
Long-term debt (1) (3) (4) Capital lease obligations (2) Purchase obligations	$253,544 13,529 24,100	$175,294 2,560 11,435	$ 8,250 3,407 4,468	$ - 3,400 4,843	$ - 4,057 3,354	$ - 105 -	$70,000 - -
Total contractual obligations	$291,173	$189,289	$16,125	$8,243	$7,411	$105	$70,000

(1)

The $70 million of Convertible Notes have been accounted for as debt instruments on the balance sheet, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt portion of $50.2 million is being accreted to its face value of $70 million over the term of the notes. The face value including the accretion incurred since issue was $54.9 million at March 31, 2006.

(2)

As at March 31, 2006, the Company’s 50% owned joint venture in Chile had entered into capital equipment leases with outstanding balances totalling $23.8 million (the Company’s 50% share - $11.9 million) for the Refugio mining fleet. Amounts shown in the table include approximately $1.6 million of interest that remains payable over the term of the leases.

(3)

In the absence of a formal agreement on a revised repayment schedule for the Petrex project loan, the Company has classified the principal balance of $12.1 million as repayable in 2006. However, repayments in accordance with the original payment schedule would have been $5 million in 2006 and $7.1 million in 2007. Likewise the Petrex rand denominated working capital loan of $8.0 million (50.7 million rand) has been classified as a 2006 obligation rather than as a 2009 obligation which is the maximum term of the working capital loan as currently structured.

(4)

As at March 31, 2006, the Company had drawn $150 million on the Kupol bridge loan facility. In accordance with the facility agreement, amounts drawn over $100 million had an original maturity date of March 31, 2006 (extended to July 21, 2006), while the remaining amounts will mature on July 21, 2006. The full amount however has been presented as a long-term liability on the March 31, 2006 financial statements, since the Company is required to refinance the bridge loan facility with a long-term project loan facility in 2006 which it expects to do in the second quarter 2006.

Investing activities
	First Quarter
Capital expenditures	2006	2005

Kupol development and construction	$35,951	$21,693
Kupol exploration	$480	$2,920
Julietta Mine	$1,091	$1,269
Julietta exploration	$1,656	$1,515
Petrex Mines	$1,740	$1,421
Petrex exploration	$-	$362
Refugio Mine	$4,426	$9,158
Acquisition, exploration and development	$802	$2,092

For the first quarter of 2006, the Company incurred approximately $36 million (on a cash basis) on the development and construction of the Kupol property in far-eastern Russia which included costs for mobilization of fuel and supplies over the winter roads to the Kupol site, site construction activities as well as procurement activities for the 2006 and 2007 seasons. Construction activities during the quarter included construction and maintenance of the winter road from Pevek, the beginning of excavation of the open pit to provide road building material for haul roads, the beginning of the excavation for the south portal underground access area, as well as ongoing excavation at the airstrip. The permanent man camp is being delivered to the site and installation is proceeding as units are received. It is anticipated that all the supplies needed to carry out the 2006 work program will be delivered prior to closure of the winter road.

The Kupol mine is projected to produce more than 550,000 ounces of gold annually, over the initial 6.5 -year mine life, with operating cash costs of $47 per ounce and total cash costs of $88 per ounce (net of silver credits assuming a $6.00 per ounce spot price). The project financing is fully committed and completion of the remaining conditions precedent to the initial draw down is expected during the second quarter of 2006, followed by the project loan draw down. Construction is ongoing and the mine is currently on schedule to commence production in mid 2008. The main construction years at Kupol will be 2006 and 2007.

The Company expects to complete an update of the mineral reserve estimate and mine plan for Kupol in the second quarter of 2006. In May 2006, the 2006 Kupol exploration program is scheduled to commence. The 2006 exploration program budgeted at $7.8 million will consist of 20,000 metres of diamond drilling designed to test other veins, structures and extensions of the main Kupol vein which continues to remain open in all directions.

Included in acquisition, exploration and development costs in the quarter ended March 31, 2006 was approximately $0.3 million spent on exploration on the Monument Bay property. On March 13, 2006, the Company signed a letter of intent to sell its 70% interest in the Monument Bay property to Rolling Rock Resources Corporation, a TSX Venture Exchange listed company. As a result of this transaction, the carrying value of the Monument Bay property was written down by $9.6 million to its estimated fair value as at December 31, 2005. This agreement is subject to certain conditions, including due diligence, regulatory approval and approval by the shareholders of Rolling Rock.

Included in acquisition, exploration and development in the quarter ended March 31, 2005 was approximately $1 million spent on exploration of the Monument Bay property in Manitoba, Canada and $732,000 incurred on the East Pansky platinum – palladium property located in the Kola Peninsula of western Russia. The East Pansky property is held by Puma. Effective December 23, 2005, the Company ceased to consolidate the accounts of Puma following a dilution of its shareholding in Puma.

Cerro Casale project (24% interest)
During the third quarter of 2005, joint venture partner Placer Dome Inc. (“Placer”) informed Bema that Placer had concluded that the Cerro Casale project in Chile was not financially viable and was not financeable under the terms of the Shareholders’ Agreement between Bema, Placer and Arizona Star Resource Corp. (“Arizona Star”). Bema disagreed with Placer’s determination believing that the project was financeable in today’s metal market environment. As a result of Bema’s disagreement with Placer’s determination that the project was not financeable, Bema and Arizona Star issued to Placer a notice of default under the Shareholders’ Agreement.

In October 2005, Bema, Arizona Star and Placer reached a non-binding agreement in principle whereby Placer Dome agreed to sell its 51% interest in the Cerro Casale project in Chile, to Bema and Arizona Star in return for contingent payments. Bema and Arizona Star agreed in principle to jointly pay Placer Dome $10 million upon making a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years; or (b) a cash payment of $70 million payable when a construction decision is made, at the election of Bema and Arizona Star. This transaction was expected to close in early 2006 subject to certain conditions including settlement of definitive agreements. Prior to completion of the definitive agreements, Barrick Gold Corporation (“Barrick”) launched a takeover bid for all of the outstanding shares of Placer Dome which was completed in early 2006. The Company has requested that Barrick either complete the final documentation in relation to the agreement in principle with Placer Dome or propose an alternative business arrangement.

Bema and Arizona Star have commissioned technical trade-off studies to update the Cerro Casale project’s 2000 Feasibility Study, which should be available in the second quarter of 2006. The Company intends to pursue joint venture opportunities to advance Cerro Casale to production.

Gold forward and option contracts
The following is a summary, by maturity dates, of the Company’s gold and silver derivative contracts outstanding at March 31, 2006:

	2006	2007	2008	2009-2012

Gold
Forward contracts (ounces)	51,800	15,050	16,500	158,500
Average price per ounce	$388	$390	$511	$509

Put options purchased
$290 strike price (ounces)	17,460	21,342	38,646	-
$390 to $422 strike price (ounces)	51,000	68,000	38,500	-
$470 to $500 strike price (ounces)	-	-	6,250	390,765

Call options sold (ounces)	44,250	59,000	41,500	302,030
Average price per ounce	$462	$462	$475	$590

Contingent forwards sold (maximum)
$350 strike price (ounces)	27,000	36,000	33,000	99,000

Silver
Forward contracts (ounces)	200,000	-	-	2,700,000
Average price per ounce	$7.70	$-	$-	$8.20

Put options purchased (ounces)	450,000	-	-	5,400,000
Average price per ounce	$6.34	$-	$-	$8.50

Call options sold (ounces)	450,000	-	-	5,400,000
Average price per ounce	$7.65	$-	$-	$12.25

In addition to the contracts included in the table above, the Company has silver floating lease rate swaps totalling 6.3 million ounces of silver at a fixed rate of 2%, expiring throughout the years 2009 to 2011, relating to the Kupol project.

In the first quarter of 2006, as part of the hedge program required by the lenders of the Kupol project loan, the Company entered into 2.7 million ounces of one-to-one silver collars (put options purchased at $10 per ounce/ call options sold at $15 per ounce) and also entered into three-to-two gold collars, purchasing 116,265 ounces of gold put options at $500 per ounce and selling 77,530 ounces of gold call options at prices ranging from $700 to $780 per ounce.

The Company’s entire committed gold contracts represent approximately 4.5% of the Company’s estimated reserves and measured and indicated resources. The mark-to-market value of the Company’s off-balance sheet derivative contracts as at March 31, 2006 was approximately negative $88.4 million.

OUTLOOK
For the remainder of the year the Company will focus on optimizing production from existing mines; completing the agreement to restructure the Petrex Mines ownership; continuing construction and exploration of the Kupol Project; completing a joint venture agreement for the development of Cerro Casale; further exploration drilling near the Julietta Mine and at the Refugio Mine; and finally the Company will pursue additional growth opportunities, through potential acquisitions of exploration and development projects.

The Company’s current producing assets combined with future anticipated production from the Kupol project have the Company on track to become a low cost million ounce per year gold producer by mid 2008.

Outstanding share data
At May 12, 2006, there were 459,528,106 common shares outstanding. In addition, there were outstanding 23,217,306 director and employee stock options with exercise prices ranging from Cdn.$0.31 to Cdn.$5.39 per share, 25,286,650 share purchase warrants exercisable at prices ranging from Cdn.$1.40 to Cdn.$1.90 per share expiring in October 2007, 500,000 share purchase warrants exercisable at $2.80 per share expiring on April 28, 2010, 8,503,401 share purchase warrants exercisable at $2.94 per share expiring on March 1, 2014 and 100,000 share purchase warrants exercisable at $3.35 per share expiring on January 24, 2011. The $70 million of Convertible Notes due in 2011 are convertible at $4.66 per share into 15,008,576 common shares of the Company.

Non- GAAP Measures
Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

	First Quarter
	2006	2005

Operating costs per financial statements	$32,809	$21,703
Inventory sales adjustment	370	1,551
Cash production costs	$33,179	$23,254

Gold production (in ounces)	89,510	55,343

Total cash cost per ounce of gold production	$371	$420

Total cash cost per ounce data are calculated in accordance with the Gold Institute Production Cost Standard. Cash cost per ounce is derived from amounts included in the Statements of Operations and include mine site operating costs such as mining, processing, administration, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits.